Mail Stop 4561
via fax: (760) 454-1643

November 7, 2008

Justin Pentelute
President and CEO
Wren, Inc.
P.O. Box 5005
PMB 42
Ranch Santa Fe, CA 92067

> **Re:** **Wren, Inc.**
> **Forms 10-KSB & 10-KSB/A for the Year Ended December 31, 2007**
> **Filed on March 31, 2008 and October 30, 2008, respectively**
> **Forms 10-Q and 10-Q/A for the Quarter Ended March 31, 2008**
> **Filed on May 13, 2008 and October, 30, 2008, respectively**
> **Forms 10-Q and 10-Q/A for the Quarter Ended June 30, 2008**
> **Filed on August 14, 2008 and October 30, 2008, respectively**
> **File No. 000-53218**

Dear Mr. Pentelute:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief